

KAZUO SHIRAGA

This acclaimed Japanese abstract painter is best known for painting with his feet. His works have global market appeal, and are held in some of the most prestigious collections worldwide.

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Acrobatic Abstract Painter

Shiraga's Pioneering Painting Style

Kazuo Shiraga pioneered the "Gutai" movement, bringing abstract action painting to postwar Japan. He's most famous for his acrobatic approach, including applying pigment with his feet. These "foot paintings" remain his signature technique, and are sought-after at auction.


Shiraga's Technique


Our Offering

Global Demand, Important Collectors

Shiraga's Worldwide Appeal

Shiraga has been collected by major art world players including the Rachofsky and Mnuchin families, and his work is held in the Met, the Centre Pompidou, and the MoMA, among others.

His market has experienced remarkable growth, rising from a 2003 auction result of $46k for a 1961 painting to a record of $10.2mm record at Sotheby's Paris in 2018.



Shiraga (left) on view at the MoMA

Commercial Example, Iconic Style

His Famous Style at Attractive Price

We recently acquired a late-career example of Shiraga's "foot painting" style. A similar work from the same period sold for $614,000 in 2023. Compare to our $450k offering below.



Sold for $614k

Hiryu (The Flying Dragon) (1988)
November 2023, Christie's Paris



Available for $450k

Shintan (1989)
Available now on Masterworks

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See offering circular below for full list of similar sales

Important Disclosures

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Auction record not included in set of similar sales to live offering (Masterworks 532). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Museums and celebrities referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands for identification purposes only.